

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05045429

February 22, 2005

William J. Mostyn III, Esq.
Deputy General Counsel, Secretary
and Corporate Governance Officer
The Gillette Company
Prudential Tower Building
Boston, MA 02199-8004

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/22/2005

Re: The Gillette Company
Incoming letter dated January 6, 2005

Dear Mr. Mostyn:

This is in response to your letters dated January 6, 2005 and February 14, 2005 concerning the shareholder proposal submitted to Gillette by Marjorie L. Francis. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Marjorie L. Francis
Harvard Square Post Office
Box 381857
Cambridge, MA 02238-1857



World-Class Brands, Products, People

William J. Mostyn III, Esq.
Deputy General Counsel, Secretary
and Corporate Governance Officer

Prudential Tower Building
Boston, MA 02199-8004
Tel 617.421.7882
Fax 617.421.7914
william_mostyn@gillette.com



January 6, 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Gillette Company – Exclusion of Stockholder Proposal by Marjorie L. Francis Pursuant to Rule 14a-8

Ladies and Gentleman:

This is to advise you that, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, it is the intention of The Gillette Company to exclude from its proxy statement and form of proxy for its 2005 Annual Meeting of Stockholders, the stockholder proposal and supporting statement set forth below (the "Proposal") submitted on October 25, 2004 by Marjorie L. Francis (the "Proponent"). We respectfully request that the staff of the Division of Corporation Finance concur that no enforcement action will be recommended if Gillette omits the Proposal from its 2005 Proxy Materials because the Proposal violates Rules 14a-8(i)(1), (3) and (7).

The Proposal seeks to require that each Annual Meeting be three hours in length, that the shareholders be "'well fed and pleased' as befits the heads of state" at each Annual Meeting, and that apparently if Gillette provides lunch and gift bags to more than 600 retirees at an annual luncheon, it must provide comparable free luncheon and gift bags at the Annual Meeting. The Staff has twice previously concurred that no enforcement action would be recommended when the Proponent sought to introduce proposals to change the location of the Annual Meeting to her liking. See The Gillette Company, 2004 SEC No-Act. LEXIS 246 (SEC No-Act., 2004) and 2003 SEC No-Act. LEXIS 203 (SEC No-Act., 2003).

Text of the Proposal

The Proposal reads as follows:

PROPOSAL

Given: That the Annual Meeting of the Gillette Company has, for the past few years, shifted from its home base to various locations; and

Given: That sufficient information has not been dispensed in time for those shareholders who wish to attend the Annual Meeting to do so, as the date (previously held for many years prior thereto, in April) is too close (in the month of May) to the observance of Memorial Day, a national holiday; and

Given: That, as it stands, if one wishes to speak at the Annual Meeting, he is limited to three (3) minutes; and

Given: That there are five-hundred, twenty-five thousand, six hundred (525,600) minutes in a three-hundred, sixty-five (365) days year, certainly one-hundred, eight (180) minutes – three (3) hours a year – is **not** asking too much! It is our due!

Therefore,

Be it resolved that at all Annual Meetings of the Gillette Company, at the least, there must be two-to-three (2-3) hours set aside – that one (1) day – for the **entire** meeting (from arrival . . . to departure) so that **all** who wish to speak may do so; may enjoy the convivialities; may relax and treasure the enjoyment of the occasion without the need to feel the pressure to "speed it up," rushed off our feet!

Be it further resolved that we will be as "well fed and pleased" as befits heads of state. If the Gillette Company can "find" the funds to feed the six-hundred plus (600+) retired staffers and give them gift bags at their annual luncheon, then management is obligated to so do unto the owners of record at Gillette's Annual Meeting. It is not a "freebie"!

By doing so, will such action impact negatively, or in any way, management's compensation package? It will not!

By our ongoing infusion of capital, we continue to be a strong part of the firm foundation; the building blocks that support Gillette's structure. We **paid** (pay) our dues. We will not be discriminated against!

The abovementioned merits more than the usual considerations. Speedy action must be implemented.

Respectfully submitted,
/s/ Marjorie L. Francis
Marjorie L. Francis

Statement of Reasons for Exclusion

1. The Proposal May Be Omitted Under Rule 14a-8(i)(7) Because It Would Interfere With Management Functions.

Rule 14a-8(i)(7) provides that a shareholder proposal may be excluded from a company's proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations." Under this Rule, proposals may be excluded if they involve business matters that are mundane and do not implicate any substantial policy or other consideration. See Release No. 34-12999 (November 22, 1976). Gillette believes that the format of the Annual Meeting and any food and gifts provided at the meeting are mundane matters that relate to its ordinary business operations and do not involve any substantial policy or other consideration. As a result, Gillette believes that it may properly exclude the Proposal from its 2005 Proxy Materials under Rule 14a-8(i)(7).

The length of the meeting, its format, including the amount of time provided for shareholder comments and the allocation of that time among individual shareholders, and whether to provide refreshments and gifts and what type of refreshments and gifts are provided are clearly mundane matters and ordinary business decisions. Requiring a certain length for annual meetings and requiring the provision of food and gifts interferes with the discretion of a company over these ordinary business decisions. In numerous instances including with respect to Ms. Francis' prior proposals, the Staff has concurred that is proper to exclude proposals relating to another ordinary business decision relating to the annual meeting, namely its location. See, e.g., Verizon Communications Inc., SEC No-Action Letter, 2002 SEC No-Act. LEXIS 250 (February 25, 2002) (company could exclude proposal that recommended that board limit sites of future annual meetings to regions where its ratepayers live); Edison International and Southern California Edison Company, SEC No-Action Letter, 2001 SEC No-Act. LEXIS 176 (January 30, 2001) (company could exclude proposal that mandated that shareholders' meetings be held within the company's service territory); PG&E Corporation, SEC No-Action Letter, 2001 SEC No-Act. LEXIS 61 (January 12, 2001) (company could exclude proposal that recommended that annual meeting be held in company headquarters at least two out of every three years); and National Fuel Gas Company, SEC No-Action Letter, 2000 SEC No-Act LEXIS 993 (December 8, 2000) (company could exclude proposal that recommended that next annual meeting and at least every third one thereafter be held in areas where company's gas utility subsidiary does business); The Walt Disney Company, SEC No-Action Letter, 1999 SEC No-Act. LEXIS 839 (October 18, 1999) (company could exclude proposal that recommended alternating annual meeting site between several sites); and Lucent Technologies, Inc., SEC No-Action Letter, 1998 SEC No-Act. LEXIS 947 (October 28, 1998) (company could exclude proposal that recommended that board establish a policy that annual meetings be held in sites accessible to significant concentrations of shareholders).

2. The Proposal May Be Omitted under Rule 14a-8(i)(3) Because It Is Vague and Indefinite.

Proponent's Proposal is vague and indefinite, and therefore, excludable under Rule 14a-8(i)(3). Under Rule 14a-8(i)(3), a company may exclude a proposal so vague, indefinite, or misleading that "neither the shareholders voting on the proposal, nor Gillette in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See Philadelphia Electric Co. (Jul. 30, 1992). In Staff Legal Bulletin No. 14B (September 15, 2004), the Staff confirmed that a proposal may be omitted where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

Gillette believes that the Proposal is materially vague and misleading such that neither Gillette nor its stockholders in voting on the Proposal will be able to determine exactly what is required. The resolution in the Proposal specifies both that each Annual Meeting must be at least three hours long, but also that all shareholders be able to participate so as not to "feel the pressure to 'speed it up,' rushed off our feet!" It is unclear how shareholder participation would be allocated and how participation relates to the length of the meeting. Does each shareholder subjectively determine the length of his or her participation is Gillette to attempt to assess the comfort of the each shareholder's participation? Is the length of the meeting to be determined by shareholder participation or to be limited to a three-hour maximum? Similarly, the requirements that the stockholders be as 'well fed and pleased' as heads of state and that Gillette provide luncheon and gifts as it does for retired staffers at their annual luncheon are unclear. See Kroger Co., SEC No Action Letter (March 19, 2004) (company could exclude a proposal that did not inform shareholders what would be required if the proposal were approved).

3. The Proposal May Be Omitted under Rule 14a-8(i)(1) Because It Is Improper Under State Law.

Rule 14a-8(i)(1) provides that exclusion is permissible "if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of Gillette's organization." Proponent's Proposal is cast as a mandatory proposal. Staff Legal Bulletin No. 14 (July 13, 2004) states that "proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under Rule 14A-8(i)(1)." Ropes & Gray LLP has opined that because the Proposal, if adopted, would be binding upon Gillette, it violates Delaware law. See Exhibit A. As a result, Gillette believes that it may exclude the Proposal from its 2005 Proxy Materials under Rule 14a-8(i)(1).

In recognition of the managerial prerogatives of the board of directors of a Delaware corporation, the Staff has repeatedly determined that stockholder proposals mandating board action are properly excludable under Rule 14a-8(i)(1) and its predecessor as an improper invasion of the authority of the board of directors. See, e.g., Triarc Cos., Inc., SEC No-Action Letter, 1999 SEC No-Act. LEXIS 471 (Apr. 22, 1999) (proposal mandating directors to engage a brokerage firm for the purpose of investigating sale of company may be excluded pursuant to Rule 14a-8(i)(1)); RJR Nabisco Holding Corp., SEC No-Action Letter, 1998 SEC No-Act. LEXIS 337 (Feb. 23, 1998) (proposal mandating board to establish independent committee of auditors and independent directors to investigate alleged cigarette smuggling may be excluded pursuant to Rule 14a-8(c)(1)); Boeing Co., SEC No-Action Letter, 1998 SEC No-Act. LEXIS 248 (Feb. 18, 1998) (proposal mandating that corporation hire investment banking firm to explore sale of division may be excluded pursuant to Rule 14a-8(c)(1)); Storage Tech. Corp., SEC No-Action Letter, 1996 SEC No-Act. LEXIS 276 (Feb. 29, 1996) (proposal mandating that corporation reduce number of directors may be excluded pursuant to Rule 14a-8(c)(1)).

Pursuant to Rule 14a-8(j), Gillette is filing with the Commission six (6) paper copies of this letter together with Exhibit A. By copy of this letter, Gillette is simultaneously providing a copy of this submission to the Proponent at the address indicated in Gillette's records. Gillette is filing this letter, which states its reasons for excluding the Proposal, no later than 80 calendar days before filing its definitive proxy materials with the Commission.

Based on the foregoing, Gillette respectfully requests the Staff's concurrence with its decision to omit the Proposal from its 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you have any questions or require further information, please contact me at (617) 421-7882 or Mary E. Weber of Ropes & Gray LLP at (617) 951-7391.

Please acknowledge receipt of this submission by stamping the enclosed receipt copy of this letter and returning it to the messenger, who has been instructed to wait.

Sincerely,



William J. Mostyn, III

cc: Marjorie L. Francis
Enclosure



ROPES & GRAY LLP
ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050
BOSTON NEW YORK SAN FRANCISCO WASHINGTON, DC

The Gillette Company
Prudential Tower Building
Boston, Massachusetts 02199

January 6, 2004

Re: Stockholder Proposal Submitted By Marjorie L. Francis

Ladies and Gentlemen:

We have acted as counsel to The Gillette Corporation, a Delaware corporation ("Gillette"), in connection with a proposal (the "Proposal") submitted by Marjorie L. Francis (the "Proponent") for inclusion in Gillette's 2005 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion expressed herein, we have been furnished and have reviewed the following documents: (i) the Certificate of Incorporation of Gillette as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on September 10, 1917, as amended by the Certificate of Amendment filed with the Secretary of State on November 21, 1921, the Certificate of Amendment filed with the Secretary of State on October 13, 1924, the Certificate of Amendment filed with the Secretary of State on November 15,1928; the Certificate of Amendment filed with the Secretary of State on November 19, 1930, the Certificate of Amendment filed with the Secretary of State on December 23, 1931, the Certificate of Reduction of Capital filed with the Secretary of State on December 23, 1931, the Certificate of Amendment filed with the Secretary of State on April 23, 1936, the Certificate of Reduction of Capital filed with the Secretary of State on April 23, 1937, the Certificate of Amendment filed with the Secretary of State on April 23, 1937, the Certificate of Reduction of Capital filed with the Secretary of State on August 22, 1941, the Certificate of Retirement filed with the Secretary of State on November 9, 1943, the Certificate of Amendment filed with the Secretary of State on December 6, 1950, the Certificate of Amendment filed with the Secretary of State on March 26, 1952, the Certificate of Retirement filed with the Secretary of State of September 22, 1954, the Certificate of Amendment filed with the Secretary of State on September 16, 1955, the Certificate of Amendment filed with the Secretary of State on November 16, 1961, the Certificate of Ownership filed with the Secretary of State on December 23, 1968, the Certificate of Amendment filed with the Secretary of State on March 20, 1969, the Certificate of Ownership filed with the Secretary of State on March 30, 1972, the Certificate of Ownership filed with the Secretary of State on December 23, 1974, the Certificate of Ownership filed with the Secretary of State on December 26, 1978, the Certificate of Amendment filed with the Secretary of State on April 16, 1982, the Certificate of Ownership filed with the Secretary of State on April 19,

1985, the Certificate of Designation filed with the Secretary of State on December 30, 1985, the Certificate of Amendment filed with the Secretary of State on April 17, 1986, the Certificate of Amendment filed with the Secretary of State on April 16, 1987, the Certificate of Ownership filed with the Secretary of State on November 9, 1988, the Certificate of Designation filed with the Secretary of State on July 20, 1989, the Certificate of Correction filed with the Secretary of State on July 28, 1989, the Certificate of Designations filed with the Secretary of State on January 17, 1990, the Certificate of Amendment filed with the Secretary of State on April 18, 1991, the Certificate of Retirement filed with the Secretary of State on July 24, 1991, the Certificate of Ownership filed with the Secretary of State on July 5, 1994, the Certificate of Amendment filed with the Secretary of State on April 20, 1995, the Amendment to Certificate of Designations filed with the Secretary of State on December 9, 1996, the Certificate of Ownership filed with the Secretary of State on June 23, 1997, the Certificate of Amendment filed with the Secretary of State on April 16, 1998, the three Certificates of Ownership filed with the Secretary of State on December 22, 1998, the Certificate of Ownership filed with the Secretary of State on February 24, 1999, the two Certificates of Ownership filed with the Secretary of State on April 22, 1999, the Certificate of Merger filed with the Secretary of State on March 21, 2000 and the Certificate of Retirement filed with the Secretary of State on November 28, 2000 (collectively, as so amended, the "Certificate"); (ii) the Bylaws of Gillette as amended on March 25, 2004 (the "Bylaws"); and (iii) the Proposal and its supporting statement.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinions as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering our opinions, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinions as expressed herein. In addition, we have conducted no independent factual investigation of our own, but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

If adopted, the Proposal would purport to require the Board of Directors of Gillette (the "Board of Directors" or "Board") to hold an annual meeting of 2-3 hours in length and to expend funds to provide food and gifts for shareholders. As set forth in more detail below, because the Proposal is mandatory and contravenes Sections 141(a) and 211(a) of the General Corporation Law and Gillette's governing documents, the Proposal is not, in our opinion, a proper subject for action by the stockholders of Gillette under the General Corporation Law.

Section 141(a) of the General Corporation Law, 8 Del.C. §141(a) ("Section 141(a)"), provides in pertinent part as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

Article XIV of the Bylaws provides that "[t]he business and affairs of the corporation shall be managed by or under the direction of the board of directors, except as may otherwise be provided by law, by the certificate of incorporation or by these bylaws." Any variation from the mandate of Section 141(a) can only be as "otherwise provided in this chapter or in [the corporation's] certificate of incorporation." See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate does not provide any such variations.

The distinction set forth in the General Corporation Law between the role of stockholders and the role of the board of directors is well established. As the Delaware Supreme Court consistently has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 Del.C. §141(a)); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted). This principle has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." Similarly, in Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated:

> [T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation.

Maldonado, 413 A.2d at 1255; 8 Del.C. §141(a). See also Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1985); Adams v. Clearance Corp., 121 A.2d 302 (Del. 1956); Mayer v. Adams, 141 A.2d 458 (Del. 1958); Paramount Communications Inc. v. Time Inc., C.A. Nos. 10866, 10935, 19835, slip op. at 77-78 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989).

The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation

and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted). As a result, directors may not delegate to others their decision-making authority on matters as to which they are required to exercise their business judgment. See Rosenblatt v. Getty Oil Co., C.A. No. 5278, slip op. at 41 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985); Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969). Nor can the board of directors delegate or abdicate this responsibility in favor of the stockholders themselves. Paramount Communications Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985). The courts have held that "[t]he corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares." Paramount Communications, Inc., slip op. at 77-78.

By mandating that the Board implement the Proposal, the Proposal would require an abdication by the Board of its duties and responsibilities under the General Corporation Law. Since the Proposal would thus limit the directors in the exercise of their managerial authority in a manner inconsistent with the General Corporation Law, the Certificate and the Bylaws, the Proposal is not, in our opinion, a proper subject for action by the stockholders of Gillette.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and the Proponent in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,



Ropes & Gray LLP


ROPES
&GRAY

ROPES & GRAY LLP
ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050
BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC www.ropesgray.com

February 10, 2005

Denali A. Kemppel
(617) 951-7041
denali.kemppel@ropesgray.com

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Gillette Company - Exclusion of Stockholder Proposal by Marjorie L. Francis Pursuant to Rule 14a-8

Ladies and Gentlemen:

We are hereby submitting six paper copies of a stockholder proposal by Marjorie L. Francis, which we inadvertently omitted in our original request, as well as all correspondence related to that proposal.

By copy of this letter, we are simultaneously providing a copy of this submission to Marjorie L. Francis at the address indicated in The Gillette Company's records.

Very truly yours,

Denali A. Kemppel

cc: Marjorie L. Francis

9651740_2

(617) 628-6741

Harvard Square Post Office
Box 381857
Cambridge, MA 02238-1857
25 October, 2004

James M. Kilts, Chairman and CEO
The Gillette Company
Prudential Tower, 48th Floor
300 Boylston Street
Boston, MA 02199-8004

Dear Mr. Kilts,

My letter to you of 7 June 2004, did show some improvement in social relations at Gillette's Annual Meeting, this past May 2004.

I am, however, enclosing a copy of an article from the Wall Street Journal, the contents of which I find most disturbing, and which gives me pause, especially with reference to the Gillette Company.

The product we received at the Annual Meeting was not a "freebie," and I take vigorous exception to its being so called.

Also, enclosed please find a proposal bearing on material in this letter.

"Freebie" indeed! We paid for all Gillette's products as owners of record, and quite a few of us continue to purchase shares through Gillette's optional cash/dividend reimbursement plan. Ongoing, if you please!

The economic lessons of life that "every gain (Gillette product/services) is WON at some COST (our financial *et al* investments in the Gillette Company) speaks volumes about our commitment, so that all who are able to attend the Annual Meeting should not be denied their portion of the "spoils" which they, as victors, so richly deserve.

And, to add insult to injury – nullify our importance – you "compromise" us "out of the picture" by offering a yearly luncheon and gift bags to retiree staffers of the Gillette Company. This is an open-and-shut case of economic prejudice against the non-retiree shareholders in the North Country and treatment of us as if we count for naught! How dare you!!

Well, you may compromise us out of the picture. You will NOT compromise us "out of the frame" (of existence as vibrant, vocal, active owners of record)!

Because, as has been stated many times, you cannot stand the "heat" in the Boston market, you "cloister" yourself among a "chosen few" rather than openly act on a fair and just basis: to disburse the same gifts and full luncheon to all in attendance at the Annual Meeting. What are we? Second-class shareholders? Without the totality, where would the Gillette Company be? Why should this unjust discrimination be visited upon us?

The last two (2) paragraphs of the Wall Street Journal are telling, and enunciate that which should be patently clear.

Warren Buffett, CEO of Berkshire Hathaway, has the correct answer and approach: In order to win the loyalty and support of your shareowners, you must respect and treat them as fellow workers; you

JAMES M. KILTS
CHRMN + CEO

25 OCTOBER 2004

want them to "feel" like (be) partners, which, in fact, they are! If Mr. Buffett can paint with such a broad stroke – he being one of Gillette's largest shareholders, I ask you —?

Berkshire Hathaway's once-a-year Annual Meeting is a celebration lasting four (4) days! As the Wall Street Journal article puts it: Woodstock for Capitalists! And, why not?

And, Gillette's management has the unmitigated gall to balk at treating its shareowners as partners; at giving us what we deserve: a two-to-three (2-3) hour, once-a-year, one-day celebration in appreciation of our commitment to Gillette's growth in the global economy.

Although speaking in a different vein, Chairman and CEO of Loew's Hotel, Inc., Jonathan Tisch's new book, "The Power of We: Succeeding through Partnerships," bears a strong relationship, as I see it, to Warren Buffett's suggestion: steady as we go, together! The way to go!

Now please consider this:

As it stands at the Annual Meeting, owners of record are permitted "their say" – allowed to speak – for only three (3) minutes each or less, Now that overwhelms me! Completely overwhelms me!

There are five-hundred, twenty-five thousand, six hundred (525,600) minutes in a three-hundred, sixty-five (365) days year, and management cannot lend us their ears for one-hundred, eight (180) minutes; that is, only three (3) hours, one (1) day a year? Management would begrudge us this miniscule time out of the total. This bespeaks a necessary change at the top. And, post haste!!

Let him/her that has a hearing ear, listen to learn, and understand what the owners of record – heads of state – are saying to management.

Res ipso loquitor.

Sincerely,



Marjorie L. Francis

Enclosures:

Wall Street Journal Article
Proposal

10/25/04

To the Gillette Company

PROPOSAL

Given:

That the Annual Meeting of the Gillette Company has, for the past few years, shifted from its home base to various locations; and

Given:

That sufficient information has not been dispensed in time for those shareholders who wish to attend the Annual Meeting to do so, as the date (previously held for many years prior thereto, in April) is too close (in the month of May) to the observance of Memorial Day, a national holiday; and

Given:

That, as it stands, if one wishes to speak at the Annual Meeting, he is limited to three (3) minutes; and

Given:

That there are five-hundred, twenty-five thousand, six hundred (525,600) minutes in a three-hundred, sixty-five (365) days year, certainly one-hundred, eight (180) minutes – three (3) hours a year – is **not** asking too much! It is our due!

Therefore,

Be it resolved that at all Annual Meetings of the Gillette Company, at the least, there must be two-to-three (2-3) hours set aside – that one (1) day – for the **entire** meeting (from arrival ... to departure) so that **all** who wish to speak may do so; may enjoy the convivialities; may relax and treasure the enjoyment of the occasion without the need to feel the pressure to "speed it up," rushed off our feet!

Be it further resolved that we will be as "well fed and pleased" as befits heads of state. If the Gillette Company can "find" the funds to feed the six-hundred plus (600+) retired staffers and give them gift bags at their annual luncheon, then management is obligated to so do unto the owners of record at Gillette's Annual Meeting. It is not a "freebie"!

By doing so, will such action impact negatively, or in any way, management's compensation package? It will not!

By our ongoing infusion of capital, we continue to be a strong part of the firm foundation: the building blocks that support Gillette's structure. We **paid** (pay) our dues. We will not be discriminated against!

The abovementioned merits more than the usual considerations. Speedy action must be implemented.

Respectfully submitted,



Marjorie L. Francis

617(628-6741)

HARVARD SQUARE
P.O. BOX 381857
CAMBRIDGE, MA 02238-1857

Received
NOV 1 6 2004
Secretary's Office

1 NOVEMBER 2004

JAMES M. KILTS, Chairman & Ceo
The Gillette Company
PRUDENTIAL TOWER, 48th Floor
BOSTON, MA 02199-8004

Received
NOV 0 9 2004
Chairman's Office

Dear Mr. Kiles:

IN THAT YOU HAVE BEEN "ON BOARD" APPROACHING FIVE (5) YEARS; VIGOROUS TAX REDUCTIONS HAVE BEEN IMPLEMENTED BY GOVERNMENT; AND Gillette's PROFITS HAVE GRADUALLY BEEN INCREASING OVER THE LAST QUARTER - AND ROBUSTLY SO -, IT BEARS NOTICE THAT THIS IS AN APPROPRIATE TIME TO CONSIDER A DIVIDEND INCREASE; ONE THAT WILL CLEARLY REWARD SHAREHOLDERS' LONG-TIME COMMITMENT/INVESTMENT TO The Gillette Company THROUGH THICK AND THIN, UPS AND DOWNS, AND "TREADING WATERS".

THEREFORE, WE THE ACTIVE, VOCAL, RETIREE SHAREHOLDERS OF THE NORTH COUNTRY, DO SO PRESENT THE FOLLOWING PROPOSAL:

PROPOSAL

GIVEN THE AFOREMENTIONED, WE ARE FIRMLY CONVINCED THAT THIS IS, INDEED, A MOST APPROPRIATE TIME TO INCREASE THE DIVIDEND (WHICH HAS LANGUISHED AT THE SAME PRICE FOR MORE THAN FIVE (5) YEARS);

AN INCREASE THAT WILL REWARD OUR LONG-TERM AND SUSTAINING COMMITMENT/INVESTMENT TO The Gillette Company IN SECURING HER PLACE IN THE GLOBAL ECONOMY;

AN INCREASE TO NINETEEN AND THREE-QUARTER CENTS (19 3/4 CTS) WOULD BE MOST WELCOMED OR, AS THEY SAY, "NOT TO SHABBY".

Respectfully submitted

MLF/mlf MARJORIE L. FRANCIS



World-Class Brands, Products, People

William J. Mostyn III, Esq.
Deputy General Counsel, Secretary and Corporate Governance Officer

Prudential Tower Building
Boston, MA 02199-8004
Tel 617.421.7882
Fax 617.421.7914
william_mostyn@gillette.com

November 22, 2004

Ms. Marjorie L. Francis
Harvard Square Post Office
Box 381857
Cambridge, MA 02238-1857

Dear Ms. Francis:

Gillette received on November 8, 2004, your letter dated October 25, 2004, submitting a proposal with respect to matters relating to the format of the annual meeting, and on November 9, 2004, your letter dated November 1, 2004, submitting a proposal relating to an increase in the dividend on common stock, both for inclusion in Gillette's proxy materials relating to its 2005 annual meeting.

Pursuant to the SEC's Rule 14a-8(c), you may not submit more than one proposal for a particular stockholders' meeting. In order for one of your proposals to be eligible for inclusion under Rule 14a-8, you must withdraw one of the proposals.

We have confirmed that you are currently a registered holder of at least $2,000 in market value of Gillette common stock. However, you did not, as required by Rule 14a-8(b)(2), submit a written statement that confirms your intent to continue to hold securities of that value through the date of the Annual Meeting. In order for a proposal to be eligible for inclusion in our proxy statement, you must furnish us with such a written statement

You must provide your written statement of intent and withdraw one proposal as discussed above. Under Rule 14a-8(f), your response to this letter must be in writing, addressed to the undersigned, postmarked, or transmitted electronically, no later than 14 days from the date you receive this notification. Gillette may exclude your proposals from its proxy materials if you do not meet the above procedural requirements.

Rule 14a-8 sets forth numerous substantive reasons for which Gillette may appropriately omit a proposal and supporting statements from its proxy materials. Please understand that even if you satisfy the procedural requirements described in the preceding paragraphs, Gillette may nonetheless take action under Rule 14(a)-8 to seek to exclude your proposal from its 2004 proxy statement.

With best regards,

William J. Mostyn
WJM

(617) 628-6741

HARVARD SQUARE
P.O. BOX 381857
CAMBRIDGE, MA 02238-1857
24 NOVEMBER 2004

WILLIAM J. MOSTYN, III, ESQ.
DEPUTY GEN. COUNSEL
The Gillette Company
PRUDENTIAL TOWER BLDG.
BOSTON, MA 02199-8004

DEAR MR. MOSTYN:

IN REPLY TO YOUR LETTER OF 22 NOVEMBER 2004, IN THAT TWO (2) PROPOSALS CANNOT BE SUBMITTED AT THE SAME TIME, I AM RESUBMITTING THE PROPOSAL DATED 25 OCTOBER 2004, PRAYING THAT IT WILL BE INCLUDED FOR DISCUSSION AT The Gillette Company's 2005 ANNUAL MEETING. I, THEREFORE, WITHDRAW THE PROPOSAL OF 1 NOVEMBER 2004 and WILL RESUBMIT IN 2005 FOR Gillette's 2006 ANNUAL MEETING — WHEREVER IT IS HELD; hopefully IN BOSTON!

As regards my ownership of the common stock in The Gillette Company, I am enrolled in the Company's Dividend Reinvestment/Optional Cash Purchase Plan and will continue to be in said Plan — as well as make additional cash infusions from time to time — as long as there is a viable, ongoing Gillette Company!

I am indeed happy and proud to be a shareholder of the capital stock of
The Gillette Company.

Sincerely yours,

Marjorie L. Francis

Marjorie L. Francis

MLF/mlf
Enclosure: Proposal; 10/25/04

10/25/04

To the Gillette Company

PROPOSAL

Given:

That the Annual Meeting of the Gillette Company has, for the past few years, shifted from its home base to various locations; and

Given:

That sufficient information has not been dispensed in time for those shareholders who wish to attend the Annual Meeting to do so, as the date (previously held for many years prior thereto, in April) is too close (in the month of May) to the observance of Memorial Day, a national holiday; and

Given:

That, as it stands, if one wishes to speak at the Annual Meeting, he is limited to three (3) minutes; and

Given:

That there are five-hundred, twenty-five thousand, six hundred (525,600) minutes in a three-hundred, sixty-five (365) days year, certainly one-hundred, eight (180) minutes -- three (3) hours a year – is not asking too much! It is our due!

Therefore,

Be it resolved that at all Annual Meetings of the Gillette Company, at the least, there must be two-to-three (2-3) hours set aside – that one (1) day – for the entire meeting (from arrival ... to departure) so that all who wish to speak may do so; may enjoy the convivialities; may relax and treasure the enjoyment of the occasion without the need to feel the pressure to "speed it up," rushed off our feet!

Be it further resolved that we will be as "well fed and pleased" as befits heads of state. If the Gillette Company can "find" the funds to feed the six-hundred plus (600+) retired staffers and give them gift bags at their annual luncheon, then management is obligated to so do unto the owners of record at Gillette's Annual Meeting. It is not a "freebie"!

By doing so, will such action impact negatively, or in any way, management's compensation package? It will not!

By our ongoing infusion of capital, we continue to be a strong part of the firm foundation: the building blocks that support Gillette's structure. We paid (pay) our dues. We will not be discriminated against!

The abovementioned merits more than the usual considerations. Speedy action must be implemented.

Respectfully submitted,

Marjorie L. Francis



World-Class Brands, Products, People

William J. Mostyn III, Esq.
Deputy General Counsel, Secretary and Corporate Governance Officer

Prudential Tower Building
Boston, MA 02199-8004
Tel 617.421.7882
Fax 617.421.7914
william_mostyn@gillette.com


RECD S.E.C.
JAN 7 2005
1086

January 6, 2005

DATE STAMP
&
RETURN

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Gillette Company – Exclusion of Stockholder Proposal by Marjorie L. Francis Pursuant to Rule 14a-8

Ladies and Gentleman:

This is to advise you that, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, it is the intention of The Gillette Company to exclude from its proxy statement and form of proxy for its 2005 Annual Meeting of Stockholders, the stockholder proposal and supporting statement set forth below (the "Proposal") submitted on October 25, 2004 by Marjorie L. Francis (the "Proponent"). We respectfully request that the staff of the Division of Corporation Finance concur that no enforcement action will be recommended if Gillette omits the Proposal from its 2005 Proxy Materials because the Proposal violates Rules 14a-8(i)(1), (3) and (7).

The Proposal seeks to require that each Annual Meeting be three hours in length, that the shareholders be "'well fed and pleased' as befits the heads of state" at each Annual Meeting, and that apparently if Gillette provides lunch and gift bags to more than 600 retirees at an annual luncheon, it must provide comparable free luncheon and gift bags at the Annual Meeting. The Staff has twice previously concurred that no enforcement action would be recommended when the Proponent sought to introduce proposals to change the location of the Annual Meeting to her liking. See The Gillette Company, 2004 SEC No-Act. LEXIS 246 (SEC No-Act., 2004) and 2003 SEC No-Act. LEXIS 203 (SEC No-Act., 2003).

Text of the Proposal

The Proposal reads as follows:

PROPOSAL

Given: That the Annual Meeting of the Gillette Company has, for the past few years, shifted from its home base to various locations; and

Given: That sufficient information has not been dispensed in time for those shareholders who wish to attend the Annual Meeting to do so, as the date (previously held for many years prior thereto, in April) is too close (in the month of May) to the observance of Memorial Day, a national holiday; and

Given: That, as it stands, if one wishes to speak at the Annual Meeting, he is limited to three (3) minutes; and

Given: That there are five-hundred, twenty-five thousand, six hundred (525,600) minutes in a three-hundred, sixty-five (365) days year, certainly one-hundred, eight (180) minutes – three (3) hours a year – is **not** asking too much! It is our due!

Therefore,

Be it resolved that at all Annual Meetings of the Gillette Company, at the least, there must be two-to-three (2-3) hours set aside – that one (1) day – for the **entire** meeting (from arrival . . . to departure) so that **all** who wish to speak may do so; may enjoy the convivialities; may relax and treasure the enjoyment of the occasion without the need to feel the pressure to "speed it up," rushed off our feet!

Be it further resolved that we will be as "well fed and pleased" as befits heads of state. If the Gillette Company can "find" the funds to feed the six-hundred plus (600+) retired staffers and give them gift bags at their annual luncheon, then management is obligated to so do unto the owners of record at Gillette's Annual Meeting. It is not a "freebie"!

By doing so, will such action impact negatively, or in any way, management's compensation package? It will not!

By our ongoing infusion of capital, we continue to be a strong part of the firm foundation; the building blocks that support Gillette's structure. We **paid** (pay) our dues. We will not be discriminated against!

The abovementioned merits more than the usual considerations. Speedy action must be implemented.

Respectfully submitted,
/s/ Marjorie L. Francis
Marjorie L. Francis

Statement of Reasons for Exclusion

1. The Proposal May Be Omitted Under Rule 14a-8(i)(7) Because It Would Interfere With Management Functions.

Rule 14a-8(i)(7) provides that a shareholder proposal may be excluded from a company's proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations." Under this Rule, proposals may be excluded if they involve business matters that are mundane and do not implicate any substantial policy or other consideration. See Release No. 34-12999 (November 22, 1976). Gillette believes that the format of the Annual Meeting and any food and gifts provided at the meeting are mundane matters that relate to its ordinary business operations and do not involve any substantial policy or other consideration. As a result, Gillette believes that it may properly exclude the Proposal from its 2005 Proxy Materials under Rule 14a-8(i)(7).

The length of the meeting, its format, including the amount of time provided for shareholder comments and the allocation of that time among individual shareholders, and whether to provide refreshments and gifts and what type of refreshments and gifts are provided are clearly mundane matters and ordinary business decisions. Requiring a certain length for annual meetings and requiring the provision of food and gifts interferes with the discretion of a company over these ordinary business decisions. In numerous instances including with respect to Ms. Francis' prior proposals, the Staff has concurred that is proper to exclude proposals relating to another ordinary business decision relating to the annual meeting, namely its location. See, e.g., Verizon Communications Inc., SEC No-Action Letter, 2002 SEC No-Act. LEXIS 250 (February 25, 2002) (company could exclude proposal that recommended that board limit sites of future annual meetings to regions where its ratepayers live); Edison International and Southern California Edison Company, SEC No-Action Letter, 2001 SEC No-Act. LEXIS 176 (January 30, 2001) (company could exclude proposal that mandated that shareholders' meetings be held within the company's service territory); PG&E Corporation, SEC No-Action Letter, 2001 SEC No-Act. LEXIS 61 (January 12, 2001) (company could exclude proposal that recommended that annual meeting be held in company headquarters at least two out of every three years); and National Fuel Gas Company, SEC No-Action Letter, 2000 SEC No-Act LEXIS 993 (December 8, 2000) (company could exclude proposal that recommended that next annual meeting and at least every third one thereafter be held in areas where company's gas utility subsidiary does business); The Walt Disney Company, SEC No-Action Letter, 1999 SEC No-Act. LEXIS 839 (October 18, 1999) (company could exclude proposal that recommended alternating annual meeting site between several sites); and Lucent Technologies, Inc., SEC No-Action Letter, 1998 SEC No-Act. LEXIS 947 (October 28, 1998) (company could exclude proposal that recommended that board establish a policy that annual meetings be held in sites accessible to significant concentrations of shareholders).

2. The Proposal May Be Omitted under Rule 14a-8(i)(3) Because It Is Vague and Indefinite.

Proponent's Proposal is vague and indefinite, and therefore, excludable under Rule 14a-8(i)(3). Under Rule 14a-8(i)(3), a company may exclude a proposal so vague, indefinite, or misleading that "neither the shareholders voting on the proposal, nor Gillette in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See Philadelphia Electric Co. (Jul. 30, 1992). In Staff Legal Bulletin No. 14B (September 15, 2004), the Staff confirmed that a proposal may be omitted where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

Gillette believes that the Proposal is materially vague and misleading such that neither Gillette nor its stockholders in voting on the Proposal will be able to determine exactly what is required. The resolution in the Proposal specifies both that each Annual Meeting must be at least three hours long, but also that all shareholders be able to participate so as not to "feel the pressure to 'speed it up,' rushed off our feet!" It is unclear how shareholder participation would be allocated and how participation relates to the length of the meeting. Does each shareholder subjectively determine the length of his or her participation is Gillette to attempt to assess the comfort of the each shareholder's participation? Is the length of the meeting to be determined by shareholder participation or to be limited to a three-hour maximum? Similarly, the requirements that the stockholders be as 'well fed and pleased' as heads of state and that Gillette provide luncheon and gifts as it does for retired staffers at their annual luncheon are unclear. See Kroger Co., SEC No Action Letter (March 19, 2004) (company could exclude a proposal that did not inform shareholders what would be required if the proposal were approved).

3. The Proposal May Be Omitted under Rule 14a-8(i)(1) Because It Is Improper Under State Law.

Rule 14a-8(i)(1) provides that exclusion is permissible "if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of Gillette's organization." Proponent's Proposal is cast as a mandatory proposal. Staff Legal Bulletin No. 14 (July 13, 2004) states that "proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under Rule 14A-8(i)(1)." Ropes & Gray LLP has opined that because the Proposal, if adopted, would be binding upon Gillette, it violates Delaware law. See Exhibit A. As a result, Gillette believes that it may exclude the Proposal from its 2005 Proxy Materials under Rule 14a-8(i)(1).

In recognition of the managerial prerogatives of the board of directors of a Delaware corporation, the Staff has repeatedly determined that stockholder proposals mandating board action are properly excludable under Rule 14a-8(i)(1) and its predecessor as an improper invasion of the authority of the board of directors. See, e.g., Triarc Cos., Inc., SEC No-Action Letter, 1999 SEC No-Act. LEXIS 471 (Apr. 22, 1999) (proposal mandating directors to engage a brokerage firm for the purpose of investigating sale of company may be excluded pursuant to Rule 14a-8(i)(1)); RJR Nabisco Holding Corp., SEC No-Action Letter, 1998 SEC No-Act. LEXIS 337 (Feb. 23, 1998) (proposal mandating board to establish independent committee of auditors and independent directors to investigate alleged cigarette smuggling may be excluded pursuant to Rule 14a-8(c)(1)); Boeing Co., SEC No-Action Letter, 1998 SEC No-Act. LEXIS 248 (Feb. 18, 1998) (proposal mandating that corporation hire investment banking firm to explore sale of division may be excluded pursuant to Rule 14a-8(c)(1)); Storage Tech. Corp., SEC No-Action Letter, 1996 SEC No-Act. LEXIS 276 (Feb. 29, 1996) (proposal mandating that corporation reduce number of directors may be excluded pursuant to Rule 14a-8(c)(1)).

Pursuant to Rule 14a-8(j), Gillette is filing with the Commission six (6) paper copies of this letter together with Exhibit A. By copy of this letter, Gillette is simultaneously providing a copy of this submission to the Proponent at the address indicated in Gillette's records. Gillette is filing this letter, which states its reasons for excluding the Proposal, no later than 80 calendar days before filing its definitive proxy materials with the Commission.

Based on the foregoing, Gillette respectfully requests the Staff's concurrence with its decision to omit the Proposal from its 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you have any questions or require further information, please contact me at (617) 421-7882 or Mary E. Weber of Ropes & Gray LLP at (617) 951-7391.

Please acknowledge receipt of this submission by stamping the enclosed receipt copy of this letter and returning it to the messenger, who has been instructed to wait.

Sincerely,



William J. Mostyn, III

cc: Marjorie L. Francis
Enclosure



ROPES & GRAY LLP
ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050
BOSTON NEW YORK SAN FRANCISCO WASHINGTON, DC

The Gillette Company
Prudential Tower Building
Boston, Massachusetts 02199

January 6, 2004

Re: Stockholder Proposal Submitted By Marjorie L. Francis

Ladies and Gentlemen:

We have acted as counsel to The Gillette Corporation, a Delaware corporation ("Gillette"), in connection with a proposal (the "Proposal") submitted by Marjorie L. Francis (the "Proponent") for inclusion in Gillette's 2005 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion expressed herein, we have been furnished and have reviewed the following documents: (i) the Certificate of Incorporation of Gillette as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on September 10, 1917, as amended by the Certificate of Amendment filed with the Secretary of State on November 21, 1921, the Certificate of Amendment filed with the Secretary of State on October 13, 1924, the Certificate of Amendment filed with the Secretary of State on November 15,1928; the Certificate of Amendment filed with the Secretary of State on November 19, 1930, the Certificate of Amendment filed with the Secretary of State on December 23, 1931, the Certificate of Reduction of Capital filed with the Secretary of State on December 23, 1931, the Certificate of Amendment filed with the Secretary of State on April 23, 1936, the Certificate of Reduction of Capital filed with the Secretary of State on April 23, 1937, the Certificate of Amendment filed with the Secretary of State on April 23, 1937, the Certificate of Reduction of Capital filed with the Secretary of State on August 22, 1941, the Certificate of Retirement filed with the Secretary of State on November 9, 1943, the Certificate of Amendment filed with the Secretary of State on December 6, 1950, the Certificate of Amendment filed with the Secretary of State on March 26, 1952, the Certificate of Retirement filed with the Secretary of State of September 22, 1954, the Certificate of Amendment filed with the Secretary of State on September 16, 1955, the Certificate of Amendment filed with the Secretary of State on November 16, 1961, the Certificate of Ownership filed with the Secretary of State on December 23, 1968, the Certificate of Amendment filed with the Secretary of State on March 20, 1969, the Certificate of Ownership filed with the Secretary of State on March 30, 1972, the Certificate of Ownership filed with the Secretary of State on December 23, 1974, the Certificate of Ownership filed with the Secretary of State on December 26, 1978, the Certificate of Amendment filed with the Secretary of State on April 16, 1982, the Certificate of Ownership filed with the Secretary of State on April 19,

1985, the Certificate of Designation filed with the Secretary of State on December 30, 1985, the Certificate of Amendment filed with the Secretary of State on April 17, 1986, the Certificate of Amendment filed with the Secretary of State on April 16, 1987, the Certificate of Ownership filed with the Secretary of State on November 9, 1988, the Certificate of Designation filed with the Secretary of State on July 20, 1989, the Certificate of Correction filed with the Secretary of State on July 28, 1989, the Certificate of Designations filed with the Secretary of State on January 17, 1990, the Certificate of Amendment filed with the Secretary of State on April 18, 1991, the Certificate of Retirement filed with the Secretary of State on July 24, 1991, the Certificate of Ownership filed with the Secretary of State on July 5, 1994, the Certificate of Amendment filed with the Secretary of State on April 20, 1995, the Amendment to Certificate of Designations filed with the Secretary of State on December 9, 1996, the Certificate of Ownership filed with the Secretary of State on June 23, 1997, the Certificate of Amendment filed with the Secretary of State on April 16, 1998, the three Certificates of Ownership filed with the Secretary of State on December 22, 1998, the Certificate of Ownership filed with the Secretary of State on February 24, 1999, the two Certificates of Ownership filed with the Secretary of State on April 22, 1999, the Certificate of Merger filed with the Secretary of State on March 21, 2000 and the Certificate of Retirement filed with the Secretary of State on November 28, 2000 (collectively, as so amended, the "Certificate"); (ii) the Bylaws of Gillette as amended on March 25, 2004 (the "Bylaws"); and (iii) the Proposal and its supporting statement.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinions as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering our opinions, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinions as expressed herein. In addition, we have conducted no independent factual investigation of our own, but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

If adopted, the Proposal would purport to require the Board of Directors of Gillette (the "Board of Directors" or "Board") to hold an annual meeting of 2-3 hours in length and to expend funds to provide food and gifts for shareholders. As set forth in more detail below, because the Proposal is mandatory and contravenes Sections 141(a) and 211(a) of the General Corporation Law and Gillette's governing documents, the Proposal is not, in our opinion, a proper subject for action by the stockholders of Gillette under the General Corporation Law.

Section 141(a) of the General Corporation Law, 8 Del.C. §141(a) ("Section 141(a)"), provides in pertinent part as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

Article XIV of the Bylaws provides that "[t]he business and affairs of the corporation shall be managed by or under the direction of the board of directors, except as may otherwise be provided by law, by the certificate of incorporation or by these bylaws." Any variation from the mandate of Section 141(a) can only be as "otherwise provided in this chapter or in [the corporation's] certificate of incorporation." See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate does not provide any such variations.

The distinction set forth in the General Corporation Law between the role of stockholders and the role of the board of directors is well established. As the Delaware Supreme Court consistently has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 Del.C. §141(a)); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted). This principle has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." Similarly, in Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated:

> [T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation.

Maldonado, 413 A.2d at 1255; 8 Del.C. §141(a). See also Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1985); Adams v. Clearance Corp., 121 A.2d 302 (Del. 1956); Mayer v. Adams, 141 A.2d 458 (Del. 1958); Paramount Communications Inc. v. Time Inc., C.A. Nos. 10866, 10935, 19835, slip op. at 77-78 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989).

The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation

and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted). As a result, directors may not delegate to others their decision-making authority on matters as to which they are required to exercise their business judgment. See Rosenblatt v. Getty Oil Co., C.A. No. 5278, slip op. at 41 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985); Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969). Nor can the board of directors delegate or abdicate this responsibility in favor of the stockholders themselves. Paramount Communications Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985). The courts have held that "[t]he corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares." Paramount Communications, Inc., slip op. at 77-78.

By mandating that the Board implement the Proposal, the Proposal would require an abdication by the Board of its duties and responsibilities under the General Corporation Law. Since the Proposal would thus limit the directors in the exercise of their managerial authority in a manner inconsistent with the General Corporation Law, the Certificate and the Bylaws, the Proposal is not, in our opinion, a proper subject for action by the stockholders of Gillette.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and the Proponent in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,



Ropes & Gray LLP

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 22, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Gillette Company
Incoming letter dated January 6, 2005

The proposal relates to the duration of Gillette's annual meeting and providing food and gifts to shareholders.

There appears to be some basis for your view that Gillette may exclude the proposal under rule 14a-8(i)(7), as relating to Gillette's ordinary business operations (i.e., conduct of annual meetings). Accordingly, we will not recommend enforcement action to the Commission if Gillette omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Gillette relies.

Sincerely,



Robyn Manos
Special Counsel